02049578

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

82-34672

August 14, 2002

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

02 AUG 20 AM 10: 23

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 13, 2002	Director Shareholding – RA Lawson

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 0 6 2002
P
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosures
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:082302
18031915-2.doc

dlw 9/4

Electrocomponents Savings Related Share Option Scheme (the "Scheme")

The Company has been informed that on 12 August 2002 Mr RA Lawson, the Chairman of the Company, acquired 22,200 ordinary shares of 10p in the Company. The shares were acquired following the exercise of options to acquire shares at an option price of 165.6p per shares in accordance with the rules of the 1988 Executive Share Option Scheme.

The closing mid market value of 10p shares in Electrocomponents plc on 9 August 2002 was 303.50p.

Mr Lawson now has an interest in 403,374 shares in the Company, which represents less than 0.1% of the issued share capital.

Carmelina Carfora
Group Company Secretary

13 August 2002